Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

December 21, 2017

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Principal Funds, Inc. (the “Registrant”) (CIK 0000898745)
Request for Withdrawal of Post-Effective Amendment
File No. 033-59474, 811-07572

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests withdrawal of the following Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Dated Filed	Submission Type	Accession Number
192[1]	January 30, 2017	485APOS	0000898745-17-000041
197	March 30, 2017	485BXT	0000898745-17-000468
203	April 27, 2017	485BXT	0000898745-17-000571
205	May 25, 2017	485BXT	0000898745-17-000893
211	June 22, 2017	485BXT	0000898745-17-000999
219	July 20, 2017	485BXT	0000898745-17-001061
221	August 17, 2017	485BXT	0000898745-17-001082
225	September 14, 2017	485BXT	0000898745-17-001128
230	October 12, 2017	485BXT	0000898745-17-001222
234	November 9, 2017	485BXT	0000898745-17-001261
236	December 7, 2017	485BXT	0000898745-17-001281
The Amendment relates to the registration of Class T shares for the Registrant’s Diversified Real Asset Fund, EDGE MidCap Fund, Global Multi-Strategy Fund, Opportunistic Municipal Fund, Real Estate Debt Income Fund, and Small-MidCap Dividend Income Fund (collectively, the “Funds”). The series and class identifiers for the Funds and the Class T shares are as follows:

Fund	Series Identifier	Class T Identifier
Diversified Real Asset Fund	S000028139	C000182252
EDGE MidCap Fund	S000049582	C000182258
Global Multi-Strategy Fund	S000033960	C000182254
Opportunistic Municipal Fund	S000037379	C000182256
Real Estate Debt Income Fund	S000047841	C000182257
Small-MidCap Dividend Income Fund	S000032942	C000182253
_________________________________________________
1 This withdrawal does not affect that portion of Post-Effective Amendment No. 192 that relates to the addition of Class T shares to the Registrant’s Blue Chip Fund and the Preferred Securities Fund, the effectiveness of which occurred on June 12, 2017, via Post-Effective Amendment No. 209.

Except as otherwise noted above in relation to specified portions of Post-Effective Amendment No. 192, no securities were sold in connection with the Amendment. The Registrant has determined not to proceed with the offering of Class T shares of the Funds at this time.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact me at 515-235-9328 or Jennifer Block at 515-235-9154.

Regards,
/s/ Adam Shaikh

Adam Shaikh
Counsel